--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: JANUARY 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                X   Director             10% Owner
           Smith, Robert F.                           Cendant Corporation (CD)                 ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below)
                                                Person, if an entity                          -----------------  ------------------
       9 West 57th Street, 37th Floor           (voluntary)                 10/16/2002
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Day/Year)   ___Form filed by More than One
        New York, NY 10019                                                                       Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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Common Stock     09/27/2002                 G(1)   V      24,000        D    $0               126,000          I       R.F. Smith
(series desig-                                                                                                         Sr. IRA
 nated CD stock)
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Common Stock     09/27/2002                 G(1)   V      24,000        A    $0                50,000          I       Smith Family
(series desig-                                                                                                         Foundation
 nated CD stock)
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Common Stock     01/18/2002                 A      V         515        A    $19.398(2)                        I       Dirs. NQ Def.
(series desig-                                                                                                         Comp. Plan
 nated CD stock)
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Common Stock     05/22/2002                 A      V         518        A    $19.294(2)                        I       Dirs. NQ Def.
(series desig-                                                                                                         Comp. Plan
 nated CD stock)
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Common Stock     07/26/2002                 A      V         646        A    $15.464(2)                        I       Dirs. NQ Def.
(series desig-                                                                                                         Comp. Plan
 nated CD stock)
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Common Stock     10/16/2002                 A                881        A    $11.344(2)         8,784          I       Dirs. NQ Def.
(series desig-                                                                                                         Comp. Plan
 nated CD stock)
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares
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Explanation of Responses:

(1)  Represents transfer of 24,000 shares from R.F. Smith Sr. IRA to Smith
     Family Foundation.
(2) Represents the average closing price for the last five trading days of the most recently ended quarter.
     Award represents quarterly non-employee director retainer fee in consideration of performance of services;
     no monetary consideration was paid by the reporting person.






       /s/ Lynn Feldman                10/17/02
-----------------------------------  -----------
 **Signature of Reporting Person        Date

By: Lynn A. Feldman, Attorney-in-fact on behalf of Robert F. Smith

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, SEE Instruction 6 for procedure.

HTTP://WWW.SEC.GOV/DIVISION/CORPFIN/FORMS/FORM.HTM
LAST UPDATE: 09/05/2002
